Exhibit (a)(iii)

                                 SEC NEWS DIGEST

Issue 2003-25                                               February 6, 2003



COMMISSION ANNOUNCEMENTS


COMMISSION SUSPENDS TRADING IN THE STOCK OF INTERNATIONAL BIOCHEMICAL INDUSTRIES, INC.

     The Commission announced the temporary suspension, pursuant to Section 12(k) of the Securities Exchange Act of 1934 (Exchange Act), of trading of the securities of International BioChemical Industries, Inc. (IBCL) of Norcross, Georgia at 9:30 a.m. on Feb. 6, 2003, and terminating at 11:59 p.m. on Feb. 20, 2003.

     The Commission temporarily suspended trading in the securities of IBCL because of questions that have been raised about the accuracy and adequacy of publicly disseminated information that, among other things, indicated that the federal government had contacted IBCL to discuss the effectiveness of the company's products in the war on bioterrorism.

     The Commission cautions broker-dealers, shareholders, and prospective purchasers that they should carefully consider the foregoing information along with all other currently available information and any information subsequently issued by the company.

     Further, brokers and dealers should be alert to the fact that, pursuant to Rule 15c2-11 under the Exchange Act, at the termination of the trading suspension, no quotation may be entered unless and until they have strictly complied with all of the provisions of the rule. If any broker or dealer has any questions as to whether or not he has complied with the rule, he should not enter any quotation but immediately contact the staff of the Securities and Exchange Commission in Washington, D.C.
     If any broker or dealer is uncertain as to what is required by Rule 15c2-11, he should refrain from entering quotations relating to IBCL's securities until such time as he has familiarized himself with the rule and is certain that all of its provisions have been met. If any broker or dealer enters any quotation which is in violation of the rule, the Commission will consider the need for prompt enforcement action.

     If any broker-dealer or other person has any information which may relate to this matter, the Atlanta District Office of the Securities and Exchange Commission should be telephoned at (404) 842-7665 or 7638.
     (Rel. 34-47320)

                                Exhibit (a)(iii)

U.S. SECURITIES AND EXCHANGE COMMISSION

Litigation Release No. 17971 / February 6, 2003

SEC v. International BioChemical Industries, Inc. and Timothy Moses , Case No. 1:03-CV-0346 (N.D.G.A. ).


SECURITES AND EXCHANGE COMMISSION SUES NORCROSS BIOTECH COMPANY AND ITS PRESIDENT FOR FRAUD AND SUSPENDS TRADING IN COMPANY'S STOCK.


The Securities and Exchange Commission filed a complaint in the United States District Court for the Northern District of Georgia today, February 6, 2003, against International BioChemical Industries, Inc. ("IBCL"), a purported biotech firm located in Norcross, Georgia, and its president, chief executive officer and chairman of the board, Timothy C. Moses. The complaint alleges that, beginning on January 29, 2003, IBCL issued a series of false and misleading press releases that falsely indicated that the federal government contacted the company to discuss the effectiveness of the company's products in the war on bio-terrorism and created the false impression that federal government was interested in purchasing IBCL's products. To the contrary, the Federal Bureau of Investigation ("FBI") contacted IBCL pursuant to its inquiry into the post-September 11, 2001 anthrax mailings. The FBI never expressed any interest in purchasing IBCL's products. The complaint alleges that, as a result of the false press releases, IBCL's share price and trading volume increased dramatically.


The SEC's complaint charges IBCL and Moses with violations of Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The SEC seeks a temporary restraining order, expedited discovery, preliminary and permanent injunctions against both defendants, as well as an order compelling disgorgement of ill-gotten gains, along with prejudgment interest and civil penalties. In a parallel proceeding, the SEC also suspended trading of IBCL's stock, which is traded over the counter and quoted on the Over-the Counter Bulletin Board, based on the same factual allegations. The National Association of Securities Dealers assisted the SEC in this matter.

SEC Complaint in this matter

                                Exhibit (a)(iii)

Securities and Exchange Commission

Litigation Release No. 17991 / February 21, 2003

Norcross, Georgia Biotech Company and its President Settle Lawsuit Brought by the Securities and Exchange Commission

SEC v. International BioChemical Industries, Inc. and Timothy Moses, Case No. 1:03-CV-0346-JTC (N.D.G.A.).

International BioChemical Industries, Inc. ("IBCL"), a purported biotech firm located in Norcross, Georgia, and its president and chief executive officer Timothy C. Moses today settled the lawsuit filed by the Securities and Exchange Commission ("Commission") in the United States District Court for the Northern District of Georgia. The Commission's complaint in this matter alleged that, beginning on January 29, 2003, IBCL issued a series of false and misleading press releases that falsely indicated that the federal government contacted the company to discuss the effectiveness of the company's products in the war on bio-terrorism and created the false impression that federal government was interested in purchasing IBCL's products. To the contrary, the Federal Bureau of Investigation ("FBI") contacted IBCL pursuant to its inquiry into the post-September 11, 2001 anthrax mailings. The FBI never expressed any interest in purchasing IBCL's products. The complaint alleges that, as a result of the false press releases, IBCL's share price and trading volume increased dramatically.


As part of the settlement, the Court entered orders that permanently enjoined IBCL and Moses from violating the antifraud provisions of the federal securities laws, Section 17(a) of the Securities Act of 1933 and Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. The order against Mr. Moses also directed him to disgorge $11,648.33, representing the profits he gained as a result of the conduct alleged in the Commission's complaint plus prejudgment interest. According to the Court's orders, the issue of civil penalties to be paid by IBCL and Moses, if any, will be resolved at a later date. Moses and IBCL consented to the entry of these orders without admitting or denying the allegations in the Commission's complaint.


The National Association of Securities Dealers assisted the SEC in this matter.


Related Litigation Release No. 17971 / February 6, 2003
        ----------------------------